UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. *)

EuroDry Ltd.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

Y23508107
(CUSIP Number)

Friends Investment Company Inc. 4 Messogiou & Evropis St. 151 24 Maroussi Greece
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [X].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	Y23508107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Friends Investment Company Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

818,250

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

818,250

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

818,250

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.3%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	Y23508107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Preferred Friends Investment Company Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

110,841

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

110,841

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

110,841

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%*

14.	TYPE OF REPORTING PERSON*

CO

* As adjusted for authorized Common Shares not yet issued that are beneficially owned by Preferred Friends Investment Company Inc.

CUSIP No.	Y23508107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Family United Navigation Co.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

170,469

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

170,469

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

170,469

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP NO. Y23508107

Item 1. Security and Issuer

The class of equity security to which this statement relates is the Common Shares, $0.01 par value (the "Common Shares"), of EuroDry Ltd., a Marshall Islands corporation (the "Issuer"). The address of the principal executive office of the Issuer is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

Item 2. Identity and Background

(a),(f)	The persons filing this statement are Friends Investment Company Inc., a Marshall Islands corporation (“Friends Investment Company”), Preferred Friends Investment Company Inc., a Marshall Islands corporation (“Preferred Friends Investment Company”) and Family United Navigation Co., a Marshall Islands corporation (“Family United Navigation” and, together with Friends Investment Company and Preferred Friends Investment Company, the "Reporting Persons").

(b)	The address of the principal place of business of Friends Investment Company and Preferred Friends Investment Company is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

The address of the principal place of business of Family United Navigation is Trust Company Complex, Ajeltake Road, Ajeltake Islands, Majuro MH96960, Marshall Islands.

(b),(c)	The principal business of the Reporting Persons is acting as shipping investment holding companies.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Friends Investment Company is set forth below. The business address of each director and executive officer is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

Aristides P. Pittas	President, Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as Vice Chairman of the Issuer.

Aristides J. Pittas	Vice President/Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as Chairman, CEO and President of the Issuer and President of Eurobulk Ltd.

Nikolaos J. Pittas	Treasurer/Secretary/Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as the financial manager of Eurobulk Ltd.

Emmanuel J. Pittas	Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as vice president of Eurobulk Ltd.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Preferred Friends Investment Company is set forth below. The business address of each director and executive officer business is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

Aristides J. Pittas	President/Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as Chairman, CEO and President of the Issuer and President of Eurobulk Ltd.

Nikolaos J. Pittas	Vice President/Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as the financial manager of Eurobulk Ltd.

Stephania J. Karmiri	Treasurer/Secretary/Director	Ms. Karmiri is a citizen of Greece. Her principal occupation is serving as the corporate secretary and administration manager of Eurobulk Ltd..

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Family United Navigation is set forth below. If no business address is given, the director's or executive officer's address is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

Pantelis Pittas	President/Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as Chartering Manager of Eurobulk, Ltd.

Aristides P Pittas	Secretary/Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as Vice Chairman of the Issuer.

Eleni Pitta	Treasurer/Director	Ms. Pitta is a citizen of Greece. Her principal occupation is serving as an employee in Administration at Eurobulk Ltd.

Despoina Pitta	Director	Ms. Pitta is a citizen of Greece. Her principal occupation is serving on the board of directors of P. Pappas and A. Pittas OE.

(d),(e)	None of the Reporting Persons, nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership of the Common Shares and the Series B Convertible Perpetual Preferred Shares (the “Series B Preferred Shares”) of the Issuer reported in this statement on May 30, 2018 pursuant to a spin-off distribution (the “Spin-Off Distribution”) completed on May 30, 2018 by Euroseas Ltd.

On May 30, 2018, in connection with the Spin-Off Distribution, Euroseas Ltd., the then sole shareholder of the Issuer, distributed 100% of the Issuer’s then-outstanding Common Shares as a special dividend (the “Common Distribution”) to each holder of record of Euroseas Ltd. common shares, $0.03 par value (the “Euroseas Shares”), as of May 23, 2018 (the “Record Date”). As a result of the Common Distribution, the Reporting Person received one Common Share for every five Euroseas Shares directly held by the Reporting Person as of the Record Date. No payment or other form of consideration was necessary for holders of Euroseas Shares on the Record Date to receive the Common Distribution.

In addition, in connection with the Spin-Off Distribution, Euroseas Ltd. distributed 100% of the Issuer’s then-outstanding Series B Preferred Shares (the “Series B Distribution”) to each holder of record of Euroseas Ltd. Series B Convertible Perpetual Preferred Shares. To effect the Series B Distribution, the Reporting Person (or its affiliates) entered into a Purchase Agreement with Euroseas Ltd., dated as of May 30, 2018 (the “Purchase Agreement”), pursuant to which the Reporting Person (or its affiliates) acquired beneficial ownership of 110,841 Series B Preferred Shares of the Issuer at the closing of the transaction on May 30, 2018. The Series B Preferred Shares are initially convertible into 110,841 Common Shares.

The Common Shares reported on the cover of this statement reflect the number of shares acquired by the Reporting Person in connection with the Spin-Off Distribution.

The source of funds for the purchases of the 818,250 Common Shares directly owned by Friends Investment Company pursuant to the Spin-Off Distribution came from its working capital. No borrowed funds were used to purchase the Common Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The source of funds for the purchase of the 110,841 Common Shares beneficially owned by Preferred Friends Investment Company pursuant to the Purchase Agreement (as described in Item 4 hereof) came from its working capital. No borrowed funds were used to purchase the Common Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The source of funds for the purchases of the 170,469 Common Shares directly owned by Family United Navigation pursuant to the Spin-Off Distribution came from its working capital. No borrowed funds were used to purchase the Common Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The other persons named in response to Item 2 hold the following number of Common Shares in their accounts, which they received pursuant to certain rights offerings to shareholders of the Issuer:

	Vested	Unvested
Aristides P. Pittas	889	1,702
Aristides J. Pittas	5,406	6,238

Item 4. Purpose of Transaction

The Reporting Persons have acquired their Common Shares and the Series B Preferred Shares in its capacity as a shareholder of Euroseas Ltd. pursuant to the Spin-Off Distribution and intends to hold such shares for investment purposes. The Reporting Persons evaluate their investment in the Common Shares on a continual basis.

The Issuer was incorporated by Euroseas to serve as the holding company of seven subsidiaries that were contributed by Euroseas to the Issuer in connection with the Spin-Off Distribution. Euroseas contributed these subsidiaries to the Company prior to the Spin-Off Distribution, and, as the sole shareholder of the Issuer, distributed the Issuer’s common shares to shareholders of Euroseas on a pro rata basis on May 30, 2018.

Pursuant to the Purchase Agreement, (a) the Reporting Person (or its affiliates) entered into a Registration Rights Agreement with the Issuer, dated as of May 30, 2018 (the “Registration Rights Agreement”), and (b) the Issuer filed a Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of EuroDry Ltd. (the “Statement of Designation”) with the Registrar of Corporations of the Republic of the Marshall Islands.

Aristides J. Pittas, who serves as the Vice President and as a Director of Friends Investment Company, and who also serves as the President as a Director of Preferred Friends Investment Company, is the Chairman, President, Chief Executive Officer and a Class A Director of the Issuer. Aristides P. Pittas, who serves as the President and as a Director of Friends Investment Company and as the Secretary and a Director of Family United Navigation, is the Vice Chairman and a Class A Director of the Issuer.

Moreover, since certain persons serving as directors and officers for Friends Investment Company also serve in similar capacities for Preferred Friends Investment Company and Family United Navigation, the Reporting Persons may be deemed to be affiliates of each other for purposes of reporting on Schedule 13D. As such, each Reporting Person may be deemed to beneficially own the Common Shares of the other Reporting Person.

Except as set forth above, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Shares, selling some or all of their Common Shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)-(d)	As of the date hereof, Friends Investment Company may be deemed to be the beneficial owner of 818,250 Common Shares, constituting 36.3% of the Common Shares, based upon 2,254,800 Common Shares outstanding. Friends Investment Company has the sole power to vote or direct the vote of 818,250 Common Shares and the shared power to vote or direct the vote of 0 Common Shares. Friends Investment Company has the sole power to dispose or direct the disposition of 818,250 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.

As of the date hereof, Preferred Friends Investment Company may be deemed to be the beneficial owner of 110,841 Common Shares, constituting 4.7% of the Common Shares, based upon 2,365,641 Common Shares outstanding as adjusted for authorized Common Shares not yet issued that are beneficially owned by Preferred Friends Investment Company. Preferred Friends Investment Company has the sole power to vote or direct the vote of 110,841 Common Shares and the shared power to vote or direct the vote of 0 Common Shares. Preferred Friends Investment Company has the sole power to dispose or direct the disposition of 110,841 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.

As of the date hereof, Family United Navigation may be deemed to be the beneficial owner of 170,469 Common Shares, constituting 7.6% of the Common Shares, based upon 2,254,800 Common Shares outstanding. Family United Navigation has the sole power to vote or direct the vote of 170,469 Common Shares and the shared power to vote or direct the vote of 0 Common Shares. Family United Navigation has the sole power to dispose or direct the disposition of 170,469 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares. The 170,469 Common Shares beneficially owned by Family United Navigation were acquired in private transactions with Friends Investment Company.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Shares that are the subject of this Statement.

There have been no purchases or sales of the Common Shares during the past 60 days by Preferred Friends Investment Company.

The transactions by Family United Navigation in the Common Shares during the past 60 days are set forth on Exhibit B.

The transactions by Friends Investment Company in the Common Shares during the past 60 days are set forth on Exhibit C.

(e)       N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Registration Rights Agreement and the Statement of Designation, Preferred Friends Investment Company does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Friends Investment Company and Family United Navigation do not have any contracts, arrangements, understandings or relationships with any persons with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement

Exhibit B: Schedule of Transactions in the Common Shares by Family United Navigation

Exhibit C: Schedule of Transactions in the Common Shares by Friends Investment Company

Exhibit D: Registration Rights Agreement, dated as of May 30, 2018, by and among the Issuer and the Reporting Person (or its affiliates) and certain other parties thereto (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission by the Issuer on May 8, 2018).

Exhibit E: Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of EuroDry Ltd. (incorporated by reference to Exhibit 1 to the Current Report on Form 6-K filed with the Securities and Exchange Commission by the Issuer on May 31, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 20, 2018
(Date)

Friends Investment Company Inc.

By: /s/ Aristides J. Pittas
Name: Aristides J. Pittas Title: Vice President
Preferred Friends Investment Company Inc.

By: /s/ Aristides J. Pittas
Name: Aristides J. Pittas Title: President

Family United Navigation Co.

By: /s/ Pantelis Pittas
Name: Pantelis Pittas
Title: President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated June 20, 2018, relating to the Common Shares, $0.01 par value, of EuroDry Ltd. shall be filed on behalf of the undersigned.

June 20, 2018
(Date)

Friends Investment Company Inc.

By: /s/ Aristides J. Pittas
Name: Aristides J. Pittas Title: Vice President
Preferred Friends Investment Company Inc.

By: /s/ Aristides J. Pittas
Name: Aristides J. Pittas Title: President

Family United Navigation Co.

By: /s/ Pantelis Pittas
Name: Pantelis Pittas
Title: President

Exhibit B

SCHEDULE OF TRANSACTIONS IN COMMON SHARES BY FAMILY UNITED NAVIGATION CO.

Schedule of Transactions in Common Shares by Family United Navigation Co.

Date of Transaction	Title of Class	Number of Common Shares Acquired	Number of Common Shares Disposed	Price Per Common Share

06/01/18	Common Shares, $0.01 par value	8,500*	N/A	$8.2999
06/04/18	Common Shares, $0.01 par value	1,735*	N/A	$7.55
06/05/18	Common Shares, $0.01 par value	7,000*	N/A	$7.69
06/06/18	Common Shares, $0.01 par value	20,000*	N/A	$7.65
06/12/18	Common Shares, $0.01 par value	6,418*	N/A	$7.50

*       These Common Shares were acquired in an open market transaction.

**       These Common Shares were acquired pursuant to a transaction in which a company merged its shares with Friends Investment Company Inc.

Exhibit C

SCHEDULE OF TRANSACTIONS IN COMMON SHARES BY FRIENDS INVESTMENT COMPANY

Schedule of Transactions in Common Shares by Friends Investment Company

Date of Transaction	Title of Class	Number of Common Shares Acquired	Number of Common Shares Disposed	Price Per Common Share

05/31/18	Common Shares, $0.01 par value	16,050*	N/A	$6.1172
06/01/18	Common Shares, $0.01 par value	2,000*	N/A	$8.2999
06/05/18	Common Shares, $0.01 par value	5,000*	N/A	$7.82
06/06/18	Common Shares, $0.01 par value	5,000*	N/A	$7.4465
06/11/18	Common Shares, $0.01 par value	100*	N/A	$7.3999
06/11/18	Common Shares, $0.01 par value	4,000*	N/A	$7.509
06/12/18	Common Shares, $0.01 par value	4,000*	N/A	$8.2499
06/18/18	Common Shares, $0.01 par value	100*	N/A	$8.25
06/18/18	Common Shares, $0.01 par value	100*	N/A	$8.60
06/19/18	Common Shares, $0.01 par value	200*	N/A	$8.30
06/19/18	Common Shares, $0.01 par value	100*	N/A	$8.30

*       These Common Shares were acquired in an open market transaction.

**       These Common Shares were acquired pursuant to a transaction in which a company merged its shares with Friends Investment Company Inc.